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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Name of Issuer:  INAMED Corporation
Title of Class of Securities:  Common Stock, no par value.

CUSIP Number:  453235103

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Norman S. Schleifer
                    c/o Oracle Partners, L.P.
                  712 Fifth Avenue, 45th Floor
                    New York, New York  10019

     (Date of Event which Requires Filing of this Statement)

                             6/19/96

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.     453235103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Larry N. Feinberg    S.S. ####-##-####


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

         736,800 (including 11% Secured Convertible Notes due
         1999 that are convertible into 700,000 shares)


8.  Shared Voting Power


9.  Sole Dispositive Power

         736,800 (including 11% Secured Convertible Notes due
         1999 that are convertible into 700,000 shares)






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10. Shared Dispositive Power




11. Aggregate Amount Beneficially Owned by Each Reporting Person

         736,800 (including 11% Secured Convertible Notes due
         1999 that are convertible into 700,000 shares)



12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         8.8%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.
























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         The Reporting Person (as defined below) is filing this

Amendment No. 1 to Schedule 13D to report the entering into by the Reporting Person of a Consent and Waiver Agreement (the

"Consent and Waiver") with INAMED Corporation ("INAMED") in

connection with defaults by INAMED under an indenture dated

January 2, 1996 (the "Indenture") between INAMED and Santa

Barbara Bank & Trust, as trustee (the "Trustee").  The Indenture was entered into in connection with the issuance by INAMED of 11%

Secured Convertible Notes due 1999 (the "Notes").  The Consent

and Waiver is more fully described in Item 6 below.

Item 1.  SECURITY AND ISSUER

         No change.

Item 2.  IDENTITY AND BACKGROUND

         No change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Mr. Larry N. Feinberg (the

"Reporting Person") is deemed to beneficially own 36,800 Shares of INAMED's Common Stock, no par value (the "Common Stock") and

Notes that are convertible into 700,000 shares of Common Stock.

The Common Stock and the Notes are held by the Partnerships and managed accounts over which the Reporting Person has investment

discretion.   The funds for the purchase of the Common Stock and

the Notes held in the Partnerships, over which the Reporting

Person has investment discretion, came from capital contributions to the Partnerships by their general and limited partners.  The




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funds for the purchase of Common Stock and the Notes convertible into Common Stock held in the managed accounts, over which the

Reporting Person has investment discretion, came from each

managed account's own funds.  No leverage was used to purchase the Common Stock or Notes.

Item 4.  PURPOSE OF TRANSACTION

         No change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, the Reporting Person is deemed to

be the beneficial owner of 36,800 Shares of the Common Stock and

Notes convertible into 700,000 additional shares of the Common

Stock.  Assuming the conversion of the Notes, the Reporting

Person would be deemed to be the beneficial owner of 736,800 shares of Common Stock constituting 8.8% of the outstanding

shares of INAMED Common Stock based upon 8,347,317 shares that would be outstanding upon conversion of the Notes.  This figure is based on the information received from INAMED stating that, as of June 10, 1996, there were 7,647,317 shares of Common Stock outstanding.  The Reporting Person has the sole power to vote,

direct the vote, dispose of or direct the disposition of all the shares of INAMED Common Stock of which he is currently deemed to be the beneficial owner.

         Attached hereto as Exhibit A is a description of the

transactions in the shares of INAMED Common Stock that were

effected by the Reporting Person during the past 60 days.




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Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         INAMED has notified the Reporting Person that it was in

default of Section 8.16 of the Indenture, which required that the operating profit of the Company for the quarter ended March 31,

1996 be in excess of $2.0 million, and also that it failed to timely issue to the Trustee its officers' certificate for such period pursuant to Section 8.18 of the Indenture (collectively,

the "Defaults").

         As a result of the occurrence of the Defaults, the

Reporting Person, at the request of INAMED, entered into the

Consent and Waiver with INAMED.  In exchange for waiving the

Defaults and consenting to certain amendments to the Indenture described below, pursuant to the Consent and Waiver, INAMED

agreed to issue to the Reporting Person on January 10, 1997 a number of shares of Common Stock (the "Issuance") equal to 5% of the number of shares of Common Stock that would otherwise have been issuable to the Reporting Person if all of his Notes had been converted on June 10, 1996.  INAMED further agreed that it will use its best efforts to file with the Securities and

Exchange Commission on or before January 10, 1997, and use its best efforts to cause to become effective on or before

February 28, 1997, a registration statement on Form S-3 with respect to shares of Common Stock issued in the Issuance.  In the event such registration is not so filed and declared effective,




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INAMED will pay liquidated damages as set forth in the Indenture with respect to the filing and effectiveness of the registration forms set forth therein.

         The Consent and Waiver also contains the consent of the

Reporting Person to certain amendments of the Indenture.  Such amendments exclude (i) the Issuance from the preemptive rights granted to the holders of the Notes to subscribe for additional offerings of securities of INAMED and (ii) the application of any charges associated with the Issuance for the periods in which such charges are taken in connection with the calculation of certain financial covenants contained in the Indenture.

         The effectiveness of the Consent and Waiver is

conditioned upon consent to the matters described above by the holders of a majority in principal amount of the Notes and the delivery by INAMED to the Trustee of an officers' certificate with respect to the receipt of such requisite consents.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Attached hereto as Exhibit A is a description of the

transactions in the shares of INAMED Common Stock that were

effected by the Reporting Person during the past 60 days.














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         Signature

         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



July 3, 1996

                             /s/ Larry N. Feinberg
                             ________________________________
                             Larry N. Feinberg






































00751001.AN6



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                                                        EXHIBIT A


                Transactions in the Common Stock
                     During the Past 60 days
                    ________________________

Trade Date    Number of Shares    Price Per Share
__________    _______________     _______________

  6/6/96           3,200              $11.50










































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00751001.AN6